Total Return Analysis
CFC vs. Market Indices
December 31 Totals


200
180
160
140
120
100
80
60
1999
2000
2001
2002
2003
2004
Cincinnati Financial Corporation
S&P 500 Index
S&P Composite 1500 Property & Casualty Insurance Index